December 5, 2013

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Federal Home Loan Mortgage Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-34139

Dear Ms. Ciboroski:

This letter is in response to the Staff’s letter of comment dated November 6, 2013, with respect to the above referenced report. Below are Freddie Mac’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each comment in bold font immediately preceding our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2012

FHFA Advisory Bulletin, page 46

As stated in our letter to the Staff dated August 20, 2013, which was in response to the Staff’s letter of comment dated August 6, 2013, under the Advisory Bulletin1, we will charge-off a loan (in full or in part) classified as a “loss” based on a qualitative assessment that the loan is uncollectible (i.e., based on assumptions about borrower behavior). The qualitative assessment assumes that a borrower that is 180 days delinquent, except for instances where the delinquent loan is well secured and in the process of collection or is in a loan modification trial period, has demonstrated an inability or lack of willingness to meet his or her obligation to make timely payments on the mortgage loan and has not been responsive to

[1]

Advisory Bulletin AB 2012-02, Framework for Adversely Classifying Loans, Other Real Estate Owned, and Other Assets and Listing Assets for Special Mention, as subsequently interpreted by Questions and Answers Regarding FHFA Advisory Bulletin 2012-02: Application of Guidance for Adversely Classifying Loans, Other Real Estate Owned, and Other Assets and Listing Assets for Special Mention, and Advisory Bulletin AB 2013-02, Clarification of Implementation for Advisory Bulletin 2012-02, Framework for Adversely Classifying Loans, Other Real Estate Owned, and Other Assets and Listing Assets for Special Mention are collectively referred to in this response as the “Advisory Bulletin”.

various efforts to cure the delinquency. Under our current default servicing timeline, substantially all loans that are 180 days past due are referred to foreclosure and the majority of this population is ultimately foreclosed upon. We currently determine that a loan is uncollectible and record a charge-off at final disposition of the loan through foreclosure or other loss event. As discussed in our previous letter, the adoption of the guidance in the Advisory Bulletin will be a change from our existing practice of determining when a loan in uncollectible.

FHFA has stated the Advisory Bulletin establishes a standard and uniform methodology for classifying assets based on their credit quality. Additionally, FHFA has indicated that the Advisory Bulletin was issued to provide guidelines for management of credit risk, to ensure that we take effective and expedient action to address delinquent and impaired loans, and to appropriately realize losses in a timely fashion. FHFA has further indicated that charging-off loans that are 180 days or more delinquent to collateral value provides the most meaningful financial reporting of the status of such loans. FHFA believes that as of January 1, 2015, when the recently implemented Servicing Alignment Initiative and Streamlined Modification Program have been operating for a period of time, the charge-off provisions set forth in the Advisory Bulletin to charge-off uncollectible amounts should not be inconsistent with generally accepted accounting principles (GAAP). FHFA also notes the 180 days past due charge-off threshold contained in the Advisory Bulletin is consistent with long-standing regulatory requirements imposed on other federally regulated financial institutions.

We believe that it would be beneficial to accelerate the timing of our loss mitigation activities. We have recently implemented new programs (i.e., a streamlined modification program and default servicing standards) that are designed to achieve this goal. However, it is too early to determine the impact that these programs will have on our current loss mitigation timelines. If recent trends continue, we expect the population of loans that will be subject to the charge-off provisions of the Advisory Bulletin will decline either through liquidation or re-performance (including payoff in full, the borrower curing the delinquency, and a successful loan modification). As a result, we believe the impact upon adoption of the guidance on January 1, 2015 will be less than the estimated impact based on the September 30, 2013 data discussed in response to comment 3 below.

We believe that the comments below assume that the threshold for charging-off a given loan has been met. Accordingly, our answers reflect that assumption. However, we note that GAAP provides different thresholds for recognizing an allowance for loan losses (“probable”) and for charging-off a loan or portion thereof (“uncollectible”). We believe that the threshold for recording a charge-off is higher than the threshold for recording an allowance for loan losses. We believe that an interpretive question exists as to when it is appropriate to record a charge-off rather than continue to recognize an allowance for loan losses.

As stated in our Form 10-K for the fiscal year ended December 31, 2012, FHFA has informed us that we are required to implement the charge-off requirements of the Advisory Bulletin no later than January 1,

2015. We continue to plan to adopt the charge-off requirements of the Advisory Bulletin in our financial statements by January 1, 2015.

1.	We note your response to comment 1 where you state that your existing allowance methodology for the majority of your loans is performed on a collective basis using estimated probabilities of default and loss severity, as well as your statement that upon the adoption of the Advisory Bulletin, the amount of the charge-off at 180 days is expected to exceed your best estimate of incurred losses going forward. Please address the following for loans past due 180 days and collectively evaluated for impairment:

•	Tell us whether you believe that the amount charged-off upon implementation of the Advisory Bulletin is consistent with the guidance in ASC 450-20-30-1.

Based on our specific facts and circumstances as of September 30, 2013, we believe that the amount charged-off under the Advisory Bulletin would not be consistent with the guidance in ASC paragraph 450-20-30-1. We believe that the amount charged off under the Advisory Bulletin will only be consistent with this guidance in situations where the loans proceed to foreclosure.

ASC Subtopic 450-20 (Contingencies – Loss Contingencies) establishes two conditions for accrual of a loss from a loss contingency:

a)	Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and

b)	The amount of the loss can be reasonably estimated.[2]

The purpose of those conditions is to require accrual of losses when they are reasonably estimable and relate to a current or prior period.3 Condition (a) is intended to prevent accrual of losses that relate to future periods,4 while condition (b) is intended to prevent accrual in the financial statements of amounts so uncertain as to impair the integrity of those financial statements.5 However, condition (b) does not delay accrual until only a single amount can be reasonably estimated.6 When condition (a) is met and information available indicates that the estimated amount

[2]	ASC 450-20-25-2
[3]	Ibid.
[4]	ASC 450-20-25-3
[5]	ASC 450-20-25-4
[6]	ASC 450-20-25-5

of loss is within a range of amounts, condition (b) is met and an amount should be accrued for the loss.7

ASC paragraph 450-20-30-1 provides guidance for the amount of the loss to be accrued when the reasonable estimate of the loss is a range. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount shall be accrued.8 When no amount within the range is a better estimate than any other amount, the minimum amount in the range shall be accrued.9 Further, GAAP requires management to consider all available information when evaluating and measuring loans for impairment.10

We believe that the amount charged-off under the Advisory Bulletin would be consistent with the guidance in ASC paragraph 450-20-30-1 if it were either the minimum amount of loss within a range of reasonably estimated losses (when no amount within the range is a better estimate than any other amount) or the best estimate of loss within the range. However, the amount charged-off under the Advisory Bulletin is equal to the maximum amount within the range of loss on a single-family mortgage loan because the amount of the charge-off is equal to the difference between the recorded investment in the loan and the fair value of the collateral, less cost to sell, plus estimated cash flows from mortgage insurance, supplemental insurance, loss sharing arrangements, loan guarantees, and seller/servicer repurchases. The amount charged off under the Advisory Bulletin does not consider additional cash flows related to expected borrower re-performance.11 We offer several modification programs that target late stage delinquent borrowers (i.e., seven to 24 months delinquent). As of September 30, 2013, approximately half of borrower re-performance is driven by successful modifications (i.e., where the borrower performs in accordance with the terms of the modified loan) in accordance with our existing modification programs.12 As a result, the expected future cash flows from borrower re-performance after a loan is classified as a “loss” under the Advisory Bulletin are expected to be more than insignificant.

We believe that the results produced by our current allowance for loan losses methodology represent our best estimate of loss within the range of loss on our single-family mortgage portfolio. We use a statistically-based model that evaluates a variety of factors affecting collectability of the outstanding loan balance to estimate probabilities of default. Our methodology considers all

[7]	Ibid.
[8]	ASC 450-20-30-1
[9]	Ibid.
[10]	For example, ASC 310-10-35-4a, ASC 310-10-35-26, and ASC 310-10-35-27.
[11]	Borrower re-performance in this context includes outcomes that do not result in a loss of the recorded investment in the loan, including payoff in full, the borrower curing the delinquency, and a successful loan modification where the borrower performs in accordance with the terms of the modification. For additional information, see our letter dated August 20, 2013.
[12]

In determining our allowance for loan losses, we consider the probability that a loan may be modified, adjusted for expected re-defaults based on the historical performance of our modifications. See Table 38 in our Form 10-Q for the third quarter of 2013 for information on the performance of our modifications.

available information, including the likelihood of borrower re-performance based on historical data, when evaluating and measuring loans for impairment. Consistent with guidance from the Securities and Exchange Commission (SEC) Staff on developing and validating a systematic methodology for recognition of loan losses,13 we regularly calibrate and validate our models and model inputs to ensure that our allowance for loan losses reflects current conditions as of the balance sheet date. We regularly update our single-family loan loss reserve models to calculate probabilities of default based on our most recent data. Additionally, we regularly back-test our models against actual results to validate the accuracy of the model predictions.

As a result, as of September 30, 2013, the amount charged-off under the Advisory Bulletin does not consider all available information as required by GAAP when measuring impairment because it does not consider the impact of expected future cash flows from borrower re-performance after a loan is classified as a “loss.” Consequently, we do not believe the amount charged-off under the Advisory Bulletin is consistent with the guidance in ASC 450-20-30-1.14

Additionally, we believe that the four cases discussed in the implementation guidance in ASC paragraphs 450-20-55-22 through 450-20-55-35 confirm our view that we have appropriately applied ASC paragraph 450-20-30-1. In each of the cases, the maximum amount is never accrued because it is never the best estimate within the range. Rather, in each of the cases where the conditions for accrual of a loss contingency are met, either the minimum amount of the range or the best estimate within the range is accrued.

The charge-off provisions of the Advisory Bulletin will not be adopted until January 2015. As we believe that it would be beneficial to accelerate the timing of our loss mitigation activities, we have recently implemented new programs (i.e., a streamlined modification program and default servicing standards) that are designed to achieve this goal. However, it is too early to determine the impact that these programs will have on our current loss mitigation timelines. If the programs accelerate the timing of our loss mitigation activities such the population of loans that re-perform after 180 days is insignificant, then the incurred losses on the loans that are 180 days or more past due may approximate the charge-off recorded under the Advisory Bulletin.

•	Tell us whether you believe collection based on the fair value of the underlying collateral reflects the most likely outcome for loans past due 180 days and subject to charge-off.

[13]	ASC 310-10-S99-4 (SAB Topic 6.L, Financial Reporting Release 28 – Accounting for Loan Losses by Registrants Engaged in Lending Activities)
[14]	We note that the Federal Financial Institutions Examination Council (FFIEC) recently issued supervisory guidance (Interagency Supervisory Guidance Addressing Certain Issues Related to Troubled Debt Restructurings, October 24, 2013) that clarifies certain issues related to accounting for impairment of commercial and residential real estate loans. We believe that our interpretations in this letter are consistent with this recently issued supervisory guidance.

For purposes of the discussion of the “most likely outcome” in this response and our other responses below, we assume that the ultimate resolution of a delinquent loan will have one of two outcomes: (a) an outcome that results in no loss of the recorded investment in the loan; and (b) an outcome that results in some amount of loss. In reality, there are several different possible outcomes that result in no ultimate loss (e.g., payoff, maturity, cure, successful modification where the borrower performs in accordance with the terms of the modification, seller/servicer repurchase, etc.) and several different possible outcomes that result in an ultimate loss of the recorded investment in the loan (e.g., unsuccessful modification where the borrower performs for a period of time before re-defaulting and transitioning to a loss event, foreclosure, deed-in-lieu of foreclosure, short sale, etc.). For simplicity, we assume the “no loss” ultimate outcomes are aggregated and the “loss” ultimate outcomes are aggregated to produce only two possible outcomes.

We believe that collection based on the fair value of the underlying collateral reflects the most likely outcome for loans 180 days or more past due and subject to charge-off, as our probabilities of default15 for those loans are above 50%. In fact, based on our current probabilities of default, collection based on the fair value of the underlying collateral reflects the most likely outcome for all loans that have been referred to foreclosure (generally, all loans 120 days or more past due). In contrast, based on our current probabilities of default, a no loss outcome reflects the most likely outcome for all loans that have not yet been referred to foreclosure (generally, all loans less than 120 days past due).

•	Tell us whether you believe measuring incurred losses for single-family loans past due 180 days based on an individual assessment of the most likely outcome, as opposed to your collective methodology which factors in the possibility of loan re-performance, is consistent with the guidance in ASC 450-20 and ASC 310-10-35-9.

We do not believe that measuring impairment based on an individual assessment of the “most likely outcome” is consistent with the guidance in ASC 450-20 and ASC 310-10-35-9.

ASC Subtopic 450-20 provides the basic guidance for recognition of impairment for all receivables and establishes that losses should be accrued when it is probable that an asset has been impaired and the amount of the loss can be reasonably estimated. ASC paragraph 310-10-35-9 provides further guidance on application of the conditions required for loss recognition in ASC 450-20 to uncollectable receivables. Specifically, paragraph 310-10-35-9 indicates that the conditions for accrual of losses may be considered in relation to individual loans or groups of loans, and that accrual of losses is required if the conditions for loss recognition in ASC 450-20 are met even if the particular receivables that are uncollectable may not be identifiable.

[15]	Probability of default is defined to be the probability of an outcome that results in an ultimate loss of the recorded investment in the loan, as discussed in the paragraph above.

Subtopic 450-20 does not specify any particular technique or techniques that should be used to measure impairment. Many entities, including Freddie Mac, use a formula-based approach that incorporates various factors, such as delinquency rates, historical loss amounts, and current economic conditions, to measure impairment for groups of loans under ASC 450-20. However, for loans that are classified as a “loss,” the Advisory Bulletin requires a loan-level based measurement of impairment within the collective methodology, essentially eliminating the ability to use a formula-based approach to measure impairment for this population of loans. Since Subtopic 450-20 does not provide guidance on measurement techniques, we believe it would be reasonable to follow the guidance contained in Subtopic 310-10 (Receivables – Overall) to measure impairment for loans included in a collective impairment assessment. Regardless of the technique used to measure impairment, the amount of impairment recognized under either Subtopic 450-20 or Subtopic 310-10 should be management’s best estimate of probable incurred losses and should not include any accrual for amounts in excess of that best estimate.

Subtopic 310-10 provides several specific techniques to be used for measuring loan impairment. Paragraph 310-10-35-22 requires that a creditor shall measure impairment for a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or, as a practical expedient, based on the loan’s observable market price. Additionally, Subtopic 310-10 allows measurement of impairment based on the fair value of the collateral in two specific circumstances: (a) as a practical expedient for a collateral dependent loan, in lieu of using the present value of expected future cash flows;16 and (b) as a requirement when foreclosure is probable.17 Assuming that the conditions in the preceding two sentences are met, we believe that applying the measurement techniques specified in Subtopic 310-10 for individually impaired loans would be appropriate to apply to specific loans within a collective impairment methodology. However, we do not believe that measuring impairment based on an individual assessment of the most likely outcome is consistent with any of the techniques specified in Subtopic 310-10.18 Our analysis of using an individual assessment of the most likely outcome in the context of each technique is presented below:19

•	Present value of expected future cash flows – Paragraphs 310-10-35-26 and 310-10-35-27 provide additional guidance on measuring impairment using the present value of expected future cash flows. These paragraphs establish that a creditor must consider all available information when developing the estimate of expected future cash flows. Further, paragraph 310-10-35-26

[16]	ASC 310-10-35-22
[17]	ASC 310-10-35-32
[18]	We believe that this interpretation is also consistent with the recently issued Interagency Supervisory Guidance Addressing Certain Issues Related to Troubled Debt Restructurings.
[19]

The Advisory Bulletin does not require use of the loan’s observable market price, and we have not elected to use that practical expedient. Therefore, we do not address this technique. However, we believe that a market price implicitly reflects all available information and is not based solely on an individual assessment of the most likely outcome.

specifically requires a creditor to consider the likelihood of the possible outcomes in determining the best estimate of expected future cash flows. We believe that an individual assessment based on the most likely outcome does not consider the likelihood of other possible outcomes, and therefore does not consider all available information when developing the estimate of expected future cash flows. As a result, we believe measuring impairment using the present value of expected future cash flows based on an individual assessment of the most likely outcome is not appropriate.

•	Fair value of the collateral, if the loan is collateral dependent – GAAP defines a collateral-dependent loan as a loan for which repayment is expected to be provided solely by the underlying collateral (emphasis added). For single-family loans, we look primarily to the borrower for repayment, rather than the underlying collateral. Therefore, we do not consider single-family loans to be collateral-dependent and this measurement technique is not applicable.

•	Fair value of the collateral when foreclosure is probable – A creditor is required to measure impairment based on the fair value of the collateral when foreclosure is probable. However, “most likely” is not the same threshold as “probable.” Paragraph 310-10-35-19 specifically states that probable is a higher level of likelihood than more likely than not. As a result, we do not believe that an individual assessment of the most likely outcome is consistent with measuring impairment based on the fair value of the collateral when foreclosure is probable.

In summary, while we believe that it would be appropriate to use the measurement techniques specified for individual loans in Subtopic 310-10 for specific loans within a collective impairment methodology, we do not believe that an individual assessment based on the most likely outcome is consistent with the requirements of Subtopic 310-10.

Additionally, even if we were to assume that an individual assessment based on the most likely outcome is consistent with the requirements of Subtopic 310-10, we do not believe that measuring impairment based on the most likely outcome would be considered a reasonable methodology. If we were to measure impairment based on the most likely outcome, we believe that this approach would need to be applied consistently throughout our loan impairment assessment and measurement process. As noted above, prior to a loan being referred to foreclosure, the most likely outcome is a no loss event. Accordingly, our allowance for loan losses based on an individual assessment of the most likely outcome for those loans would be zero. Once a loan is referred to foreclosure, the most likely outcome is collection based on the fair value of the underlying collateral. Accordingly, when a loan is referred to foreclosure, our allowance for loan losses would immediately increase to reflect impairment based on that outcome. We do not believe that applying this “most likely outcome” methodology would result in a measurement of impairment that is consistent with either Subtopic 450-20 or Subtopic 310-10.

Lastly, we note that the Financial Accounting Standards Board (FASB or “the Board”) issued a proposed Accounting Standards Update (ASU) of Subtopic 825-15 (Financial Instruments – Credit Losses) on December 20, 2012, in which the Board proposes replacing the current financial instrument impairment models with a new model. Under the approach in the proposed ASU, an entity would have wide latitude in selecting the methodology it uses to measure impairment of financial instruments. However, the Board specifically prohibits an entity from measuring credit losses based solely on the most likely outcome.20 This is the only measurement technique specifically prohibited in the proposed ASU. In its Basis for Conclusions, the Board notes it decided that an estimate of credit losses should consider the possibility that a credit loss results and the possibility that a credit loss does not result.21 However, measuring impairment based on the most likely outcome only considers one possibility. An entity is therefore prohibited from measuring impairment based solely on the most likely outcome, because it does not consider both possibilities. We believe the Board’s conclusion is similar to our conclusions above that measuring impairment based on an individual assessment of the most likely outcome is not appropriate because it does not consider all available information. We believe that the prohibition on this methodology in the proposed ASU indicates the Board’s belief that, while not specifically prohibited under existing GAAP, measuring impairment based on the most likely outcome is not appropriate.

2.	We note that loans individually evaluated for impairment principally include troubled debt restructurings (TDRs). Please address the following for loans that are past due 180 days and individually evaluated for impairment:

•	Tell us whether you believe measuring the incurred losses for loans past due 180 days based on an individual assessment of the most likely outcome, as opposed to a pool basis, is consistent with the guidance in ASC paragraph 310-10-35-21.

Paragraph 310-10-35-21 allows a creditor to aggregate loans with common risk characteristics and use aggregate data to measure impairment for those loans. Paragraph 310-20-35-20 acknowledges that, depending on facts and circumstances, it may not be practical to measure impairment at an individual loan level, and therefore provides latitude for entities to develop measurement methods that are practical in their circumstances. Regardless of whether impairment is based on individual data or aggregate data, we do not believe that measurement of impairment based on an individual assessment of the most likely outcome is consistent with any of the measurement methods allowed by Subtopic 310-10.

•	Tell us whether you believe that collection based on the fair value of the underlying collateral reflects the most likely outcome for loans past due 180 days.

[20]	Proposed ASU on Financial Instruments – Credit Losses, paragraph 825-15-25-5
[21]	Proposed ASU on Financial Instruments – Credit Losses, paragraph BC31

We believe that collection based on the fair value of the underlying collateral reflects the most likely outcome for loans past due 180 days. However, as indicated in our responses above, we do not believe that measurement of impairment based on an individual assessment of the most likely outcome is appropriate.

3.	Please provide us with the following information as it relates to your single-family loan portfolio as of September 30, 2013:

•	Total unpaid principal balance (UPB) of loans that are past due 180 days and subject to your collective allowance methodology, the related allowance, and the impact the Advisory Bulletin charge-off policy would have on this population if adopted as of September 30, 2013;

•	Total UPB of TDRs and any other individually assessed loans that meet the definition of “loss” in the Advisory Bulletin, the related specific allowance calculated based on the present value of expected future cash flows, and the impact the Advisory Bulletin charge-off policy would have on this population if adopted as of September 30, 2013; and

The table below contains the requested information for our single-family loan portfolio as of September 30, 2013:

	(dollars in billions, loan count in thousands)[22]
Reserve Category	Loan Count	UPB	Recorded Investment	Allowance for Loan Losses	Estimated Charge-off	Impact of Adoption	Modeled Probability of Default
Collective Allowance	86	$16.2	$16.2	$3.8	$5.0	$1.2	67%
Individual Allowance	66	13.4	12.4	3.0	3.7	0.7	62%

Total	152	$29.6	$28.6	$6.8	$8.7	$1.9	65%

The information above includes only those loans that are 180 days or more past due. It does not include loans that would be subject to charge-off under the Advisory Bulletin due to a bankruptcy filing by the borrower (unless those loans are also 180 days or more past due). We are continuing to develop our methodology for identifying the correct population of bankruptcy loans that are subject to the Advisory Bulletin. We are also continuing to analyze our bankruptcy data to ensure that we have accurate bankruptcy filing information for each loan. As a result of these ongoing efforts, we are not currently able to assess the impact of adoption of the Advisory Bulletin with respect to loans where the borrower has declared bankruptcy. However, we believe that the impact of adoption with respect to those loans will be substantially lower than the impact from the population of loans that are 180 days or more delinquent.

[22]	The information in this table is based on our existing servicing practices and historical experience as of September 30, 2013. Our servicing practices may change in the future, which may impact levels of our seriously delinquent loans.

•	You state that more than 50% of your loan modification activity occurs subsequent to a loan becoming past due 180 days. Explain in greater detail the impact that a modification has on your recovery of the outstanding balance and provide a quantitative analysis of the difference in the allowance on an unmodified loan at 180 days past due compared to a loan modified after 180 days past due.

Based on our historical data and current conditions as of September 30, 2013, we expect to receive cash flows of $1.9 billion in excess of the fair value of the collateral, less cost to sell, for our population of loans that are 180 days or more past due. This amount is the difference between our current allowance for probable incurred losses on those loans and the amount charged-off under the Advisory Bulletin. This difference represents our expectation of cash flows from borrower re-performance after a loan becomes 180 days or more past due. A portion of these cash flows are expected to result from loan modifications that occur after a loan is 180 days past due.

*******

Freddie Mac acknowledges that (i) Freddie Mac is responsible for the accuracy and adequacy of the disclosure in the SEC filing; (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the SEC filing; and (iii) Freddie Mac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this submission, please contact Timothy Kviz, Vice President – Accounting Policy (703-714-3800) or Kevin MacKenzie, Vice President and Deputy General Counsel – Securities (703-903-2710).

Sincerely,

/s/ James G. Mackey
Executive Vice President – Chief Financial Officer

cc:	Mr. Donald H. Layton, Chief Executive Officer

Ms. Carolyn H. Byrd, Freddie Mac Audit Committee Chairman

Mr. John Oliver, PricewaterhouseCoopers LLP

Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency